UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2004
Commission File Number 0-99

PETROLEOS MEXICANOS

        (Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

        (Translation of registrant’s name into English)

United Mexican States

        (Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Huasteca
Mexico, D.F. 11311
Mexico

   (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X                 Form 40-F

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes         No    X

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes         No    X

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No    X

 SOCIAL COMMUNICATIONS CORPORATE MANAGEMENT

BULLETIN N° 249/ 2004

DATE: 10/ 21/ 2004

      PEMEX DISCLOSES THE NAMES OF ITS PARTNERS FOR THE
 CONSTRUCTION OF THE PHOENIX PROJECT

            Two Mexican and one Canadian companies were selected
            With this project, the private investment in the sector is stimulated
            The Phoenix Project shall generate great economical
            wealth and shall create between 10 and 15 thousand jobs

        In order to encourage the chemical industry and promote the relaunching of the petrochemical sector of the country, Petróleos Mexicanos selected as its strategic partners to carry out the construction of the first stage of the Phoenix Project, the Mexican companies Indelpro, a subsidiary company of Alfa and Grupo Idesa, as well as the Canadian company Nova Chemicals Corporation.

        The execution of this project should allow for the reinitiation of the investment process in the petrochemical industry, reduce by one-third the imports of petrochemical products that currently amount to U.S. $9 billion dollars, and develop productive chains, mainly the ethylene chain, from which we obtain styrene, high and low density polyethylene and propylene.

        Styrene is a raw material used to manufacture auto parts, auto tires, coatings, telephone devices and disposable cups, among others. High and low density polyethylene are used to manufacture plastic bottles, pipelines, packaging and food bags, containers, solvents and agricultural coating films, among others. Propylene is used to make auto parts, as well as bottle caps, mat fibers, paint additives, coolants, rugs, clothes, electrical components and others.

        In addition, Pemex-Petrochemicals may reach a production of 1.2 million tons of ethylene, reduce the deficit of the commercial balance, diversify its investments to give more added value to the hydrocarbons and obtain greater benefits for the domestic economy.

        It is a project of great economical and social impact, which reflects the long-term vision of the current government. The main purpose is the relaunching of the domestic petrochemical industry.

        The project includes the creation of a new private corporate name in which PEMEX shall have a participation no greater than 49 per cent. This ownership structure shall allow the new companies to operate as private companies.

        The first stage of the project shall consist of a technical and economical study on the part of Pemex-Petrochemicals and its new partners to define the amount of the required investment and determine the location of the modern complex, with state-of-the-art technology and at worldwide scale. In addition, it shall have a globally competitive cost structure for the production of a wide range of high quality polyolefins (raw material for the production of petrochemicals).

        According to the preliminary evaluations of Pemex-Petrochemicals and its strategic partners, the estimated investment for the construction of the new complex is approximately U.S. $1.9 billion, and it is expected to obtain an annual sales income of nearly U.S. $1.5 billion.

        For the first complex, a cracker shall be constructed. This cracker shall have a production capacity of 1.2 million metric tons of ethylene and 600 thousand metric tons of polyethylene. In addition, during its construction, 10 thousand direct jobs and five thousand permanent jobs shall be generated, with a direct impact in the economical and social development field, without harming the environment.

        The production of the complex shall stimulate the investment on petrochemical derivatives and plastic. In addition, tax contributions from the Phoenix Project shall be between U.S. $50 and U.S. $100 million per year. Taxes paid on salaries shall be U.S. $26 million and taxes paid downstream (investments in the manufacture of semi-finished products) shall amount to U.S. $600 million a year.

        Furthermore, the new complex shall have the availability of competitive raw material (natural gasoline) that PEMEX is currently producing and exporting to other countries; with a solid and constantly growing domestic polyolefins market, and an ample access to multi-diversified markets through the Free Trade Agreement, apart from a wide range of commercial agreements in force with Latin American countries.

        Thus, the capacity of the new complex shall be directed to satisfy the Mexican market and reduce imports, although during the first two years of the project, a part of the production shall be exported.

        It is worth mentioning that the selected partners make a consortium of companies that complement each other in an excellent way. They all contribute with state-of-the-art technology, proven experience in the design, construction and operation of facilities, applying the best industry practice, as well as great capacity in the commercialization of polyolefins.

        The second stage of the Phoenix Project shall include the construction of an aromatic chain, with a capacity to elaborate a million tons of products. This shall require an approximate investment of U.S. $800 million and it is estimated that its construction shall generate around five thousand jobs, important economical wealth and multiple benefits.

* * * * * * * * * * * * *

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos
By: /s/ Octavio Ornelas Esquinca Octavio Ornelas Esquinca Managing Director of Finance and Treasury

 Date: October 28, 2004

FORWARD-LOOKING STATEMENTS

                This report may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.